Contractual Fee Cap Agreement

AGREEMENT made this April 6, 2012, by and between Croft Funds Corp., a Maryland Corporation (the “Company”), and Croft-Leominster, Inc. (the “Adviser”).

The Adviser hereby agrees to waive its advisory fees and/or reimburse fund expenses (excluding brokerage, commissions, 12b-1 fees, underlying fund fees and expenses or extraordinary expenses) through August 30, 2013 to limit total annual fund operating expenses to:

Fund	Total Annual Fund Operating Expenses

Value Fund	1.22%
Income Fund	0.85%

IN WITNESS WHEREOF, thee Parties hereto have caused this Agreement to be executed as of the day and year written above.

CROFT FUNDS CORPORATION By: ____/s/ Kent Croft_________________ Name: Kent Croft Title: President	CROFT-LEOMINSTER, INC. By: ____/s/ Kent Croft _________________ Name: Kent Croft Title: President

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